

RISEUP Career Studio, LLC
(the "Company")
a Texas Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to November 30, 2025

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: RISEUP Career Studio, LLC Management

We have reviewed the accompanying financial statements of RISEUP Career Studio, LLC (the Company) which comprise the balance sheets from inception through November 30, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
December 11, 2025

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RISEUP CAREER STUDIO, LLC
BALANCE SHEET

INCEPTION THROUGH NOVEMBER 30,		2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	2,049
Total Current Assets		2,049
TOTAL ASSETS	$	2,049
LIABILITIES AND EQUITY		
TOTAL LIABILITIES		-
EQUITY		
Member's Equity	$	22,499
Retained Earnings		(20,449)
TOTAL EQUITY	$	2,049
TOTAL LIABILITIES AND EQUITY	$	2,049

See Accompanying Notes to these Unaudited Financial Statements

RISEUP CAREER STUDIO, LLC
STATEMENT OF OPERATIONS

INCEPTION THROUGH NOVEMBER 30,		2025
Operating Expenses		
Advertising and Marketing	$	18,585
General and Administrative		1,329
Professional Fees		575
Total Operating Expenses		**20,489**
Total Loss from Operations	$	**20,489**
Other Income (Expense)		
Other Income	$	40
Total Other Income (Expense)		**40**
Net Income (Loss)	$	**(20,449)**

See Accompanying Notes to these Unaudited Financial Statements

RISEUP CAREER STUDIO, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | Members' Capital | | Retained Earnings | Total Member's |
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 7/20/25	-	-	-	-
Contribution	-	22,499	-	22,499
Net income (loss)	-	-	(20,449)	(20,449)
Ending balance at 11/30/25	-	22,499	(20,449)	2,049

See Accompanying Notes to these Unaudited Financial Statements

RISEUP CAREER STUDIO, LLC
STATEMENT OF CASH FLOWS

INCEPTION THROUGH NOVEMBER 30,		**2025**
OPERATING ACTIVITIES		
Net Income (Loss)	$	(20,449)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash used in Operating Activities	$	(20,449)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Member's Equity		22,499
Net Cash provided by Financing Activities	$	22,499
Cash at the beginning of period		-
Net Cash increase for period	$	2,049
Cash at end of period	$	2,049

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RISEUP Career Studio, LLC ("the Company") was formed in Texas on July 20th, 2025. The Company plans to generate revenue through operating as a digital-first career growth and post-hiring development platform designed to help professionals build clarity, confidence, and sustainable long-term career success through subscription-based digital products, AI-enhanced career tools, structured coaching programs, and community-driven learning experiences built around the RISEUP methodology. The Company's headquarters is in Spring, Texas. The Company serves a globally distributed base of professionals, with primary customer markets in the United States, India, the United Kingdom, Canada, Australia, and other digitally active regions, consistent with the Company's business plan and market strategy.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 and 2026 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Other Business Risks and Uncertainties

Product and AI Development Delays

The company faces some risks tied to how quickly and efficiently it can build its AI tools and custom platform. If development runs behind schedule or costs are more than planned, launch timelines and budget use could be affected. To manage this, the team is first building a simplified version of the product on the course creation and hosting platform, LearnWorlds. This approach keeps upfront costs lower and reduces technical complexity. Full custom development will happen later, after fundraising, to support larger-scale operations. The company also minimizes risk by using modular design, regular code reviews, and gradual software updates.

Market Adoption Uncertainty

Revenue exposure will be concentrated across the Indian and U.S. career markets, making user adoption a key variable. Willingness to pay and engagement patterns may differ across geographies. Management addresses this by offering affiliate incentives of 10–20%, leveraging creator partnerships, and using data-led product iteration to tailor the offering. Localized strategies are prioritized to optimize adoption and conversion rates.

Dependence on Coaching Partners and Creators

The business relies heavily on the quality, engagement, and continuity of coaching partners and creators. Variations in delivery consistency or partner disengagement present both reputational and operational risks. To mitigate this, management maintains a standardized Coach Certification process, structured performance

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frameworks, and diversified partner recruitment. Active in-platform monitoring ensures quality assurance and accountability across the network.

Language Localization Quality

Expansion success depends on high-quality localization, particularly in Hindi and Spanish. Inaccurate or culturally mismatched localization could limit adoption and user satisfaction. Management mitigates this through the use of native voice talent, professional translation services, cultural validation checks, and by confining initial language coverage to a narrow set for accuracy and consistency.

Regulatory and Data Privacy Compliance

Operating in both the U.S. and India exposes the company to evolving legal frameworks governing data protection, digital services, and payment processing. Concentration arises from cross-border compliance dependencies. Management plans to reduce exposure by forming a 100%-owned Indian entity under RISEUP Career Studio LLC, aligning operations with GDPR and Digital Personal Data Protection Act requirements, and conducting ongoing legal reviews to ensure proactive compliance.

Market Competition and Fragmentation

The career-tech sector remains highly fragmented and competitive, increasing the concentration risk around differentiation and sustained visibility. Management's strategy focuses on narrative-based transformation, multilingual delivery across Hindi and U.S. Spanish, AI-driven clarity tools, and strong creator alliances. These initiatives are designed to reinforce early-mover advantage and establish defensible market positioning.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

RISEUP Career Studio, LLC
Notes to the Unaudited Financial Statements
Inception through November 30th, 2025

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Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of November 30, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,049 in cash and cash equivalents as of November 30, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

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Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenue from the following streams:

Digital Subscription Services (Monthly / Annual):

The Company plans to generate revenues through digital subscription services. The Company's payments will generally be collected upfront at the time of purchase, and access begins immediately. The Company's primary performance obligation will be to provide continuous access to platform features, digital content, and member resources over the subscription term. Revenue will be recognized ratably over the subscription period as services are delivered. Digital access will be activated instantly upon payment, and the related obligations are satisfied over 30 days for monthly subscriptions or 12 months for annual subscriptions.

Cohort-Based Coaching Programs (Group Coaching):

The Company plans to generate revenues through cohort-based coaching programs. The Company's payments will generally be collected upfront as users pay in advance to reserve their spot in a defined cohort. The Company's primary performance obligation will be to deliver scheduled coaching sessions, peer-support activities, and program materials over the cohort period. Revenue will be recognized as each coaching session is delivered over the duration of the cohort. Cohort programs will begin within 1–4 weeks of purchase, with full delivery occurring over approximately 4–12 weeks, depending on the specific program.

One-Time Digital Products & Add-On Purchases:

The Company plans to generate revenues through one-time digital products and add-on purchases. The Company's payments will be collected at the time of sale, with no sales performed on credit. The Company's primary performance obligation will be to deliver downloadable digital content. Revenue will be recognized immediately upon the content being available for download. Users will receive access to downloadable files instantly after payment, and all related performance obligations will be satisfied at that time.

AI Tools (Resume Builder, Interview Simulator, LinkedIn Optimizer):

The Company plans to generate revenues through offering career development focused AI tools. The Company's payments will be collected immediately at checkout, with no sales performed on credit. The Company's primary performance obligation will be to provide access to functional AI-powered career tools that generate outputs such as resume drafts, interview practice, and profile optimization. Revenue will be recognized when the tool is accessed and its output is delivered to the user. The performance obligation will be fulfilled immediately because AI outputs are delivered in real time upon use.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

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General and administrative expenses primarily include service platform subscriptions (such as Google, Parko, and Slack) and the acquisition of computer equipment.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owner. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no debts or long-term obligations as of inception to November 30, 2025.

NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of November 30, 2025 is below.

Holder (Security)	Ownership
Dr. Deepak Bhootra	100%

RISEUP Career Studio, LLC
Notes to the Unaudited Financial Statements
Inception through November 30th, 2025

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No units were issued for contributions made during 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to November 30, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 11, 2025, the date these financial statements were available to be issued.